Unaudited supplemental condensed consolidating financial information of

TEMBEC INC.

Six months ended March 24, 2012 and March 26, 2011

TEMBEC INC.
SUPPLEMENTAL INFORMATION

March 24, 2012

Supplemental condensed consolidating financial information

The following condensed consolidating financial information is prepared in compliance with National Instrument 51-102 – Continuous Disclosure Obligations, under Canadian securities laws.

The senior secured notes (the “Notes”) of Tembec Industries Inc. (the "Subsidiary Issuer") are fully and unconditionally guaranteed on a joint and several basis by Tembec Inc. (the "Parent Company") and most of the Subsidiary Issuer’s subsidiaries located in Canada (the “Guarantor Subsidiaries”). The Subsidiary Issuer and each of the Guarantor Subsidiaries are 100% owned by the Parent Company. The Notes are not guaranteed by the Company’s other subsidiaries (the “Other Subsidiaries”).

The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets as at March 24, 2012, September 24, 2011 and March 26, 2011, and the statements of comprehensive earnings (loss) and cash flows for the six months ended March 24, 2012 and March 26, 2011, for the Parent Company and for the Subsidiary Issuer. It also provides the same information on a combined basis for the Guarantor Subsidiaries and the Other Subsidiaries.

The supplemental condensed consolidating financial information, which has been prepared in accordance with International Financial Reporting Standards (IFRS), reflects the investments of the Parent Company in the Subsidiary Issuer using the equity method. Investments of the Subsidiary Issuer in the Guarantor Subsidiaries and Other Subsidiaries are also accounted for using this method.

More information on the Company and its significant accounting policies are included in the unaudited interim consolidated financial statements for the quarter ended March 24, 2012.

TEMBEC Supplemental Information for second quarter 2012	1

TEMBEC INC.
SUPPLEMENTAL INFORMATION

March 24, 2012

Supplemental condensed consolidating financial information

Condensed consolidated balance sheets

(unaudited)(in millions of Canadian dollars)

	March 24, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$83	$37	$-	$120
Cash held in trust	-	-	2	5	-	7
Trade and other receivables	36	310	159	64	(384)	185
Inventories	-	-	266	28	-	294
Prepaid expenses	-	2	4	3	-	9
Assets held for sale	-	-	-	-	-	-
	36	312	514	137	(384)	615
Investments	169	451	-	-	(620)	-
Property, plant and equipment	-	5	385	96	-	486
Biological assets	-	-	4	-	-	4
Employee future benefits	-	-	-	1	-	1
Other long-term receivables	-	9	1	2	-	12
Deferred tax assets	-	-	(1)	10	-	9
	$205	$777	$903	$246	$(1,004)	$1,127

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$-	$-	$-	$-	$-	$-
Operating bank loans	-	-	65	4	-	69
Trade, other payables and accrued charges	2	119	438	58	(384)	233
Interest payable	-	10	-	-	-	10
Provisions	-	1	1	-	-	2
Current portion of long-term debt	4	-	-	15	-	19
Liabilities held for sale	-	-	-	-	-	-
	6	130	504	77	(384)	333
Long-term debt	1	293	-	26	(6)	314
Provisions	-	5	10	-	-	15
Employee future benefits	-	172	54	39	-	265
Other long-term liabilities	-	-	2	-	-	2
	7	600	570	142	(390)	929

Shareholders' equity:
Share capital	564	555	668	40	(1,263)	564
Retained earnings (deficit)	(363)	(375)	(335)	67	643	(363)
Accumulated other comprehensive earnings (loss)	(3)	(3)	-	(3)	6	(3)
	198	177	333	104	(614)	198
	$205	$777	$903	$246	$(1,004)	$1,127

TEMBEC Supplemental Information for second quarter 2012	2

TEMBEC INC.
SUPPLEMENTAL INFORMATION

March 24, 2012

Supplemental condensed consolidating financial information

Condensed consolidated balance sheets (continued)

(unaudited)(in millions of Canadian dollars)

	September 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$40	$59	$-	$99
Cash held in trust	-	-	-	6	-	6
Trade and other receivables	35	339	100	49	(341)	182
Inventories	-	-	232	29	-	261
Prepaid expenses	-	1	5	-	-	6
Assets held for sale	-	-	-	-	-	-
	35	340	377	143	(341)	554
Investments	205	473	-	-	(678)	-
Property, plant and equipment	-	5	393	93	-	491
Biological assets	-	-	4	-	-	4
Employee future benefits	-	-	-	1	-	1
Other long-term receivables	-	25	1	2	-	28
Deferred tax assets	-	-	-	15	-	15
	$240	$843	$775	$254	$(1,019)	$1,093

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$-	$-	$-	$-	$-	$-
Operating bank loans	-	-	-	6	-	6
Trade, other payables and accrued charges	-	191	313	83	(341)	246
Interest payable	-	8	-	-	-	8
Provisions	-	-	8	-	-	8
Current portion of long-term debt	5	-	-	13	-	18
Liabilities held for sale	-	-	-	-	-	-
	5	199	321	102	(341)	286
Long-term debt	2	249	-	26	(6)	271
Provisions	-	-	16	-	-	16
Employee future benefits	-	181	62	42	-	285
Other long-term liabilities	-	-	2	-	-	2
	7	629	401	170	(347)	860

Shareholders' equity:
Share capital	564	555	668	40	(1,263)	564
Retained earnings (deficit)	(333)	(343)	(294)	42	595	(333)
Accumulated other comprehensive earnings (loss)	2	2	-	2	(4)	2
	233	214	374	84	(672)	233
	$240	$843	$775	$254	$(1,019)	$1,093

TEMBEC Supplemental Information for second quarter 2012	3

TEMBEC INC.
SUPPLEMENTAL INFORMATION

March 24, 2012

Supplemental condensed consolidating financial information

Condensed consolidated balance sheets (continued)

(unaudited)(in millions of Canadian dollars)

	March 26, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$2	$-	$-	$29	$(5)	$26
Cash held in trust	-	-	-	6	-	6
Trade and other receivables	35	286	153	52	(329)	197
Inventories	-	-	287	22	-	309
Prepaid expenses	-	2	6	1	-	9
Assets held for sale	-	-	13	-	-	13
	37	288	459	110	(334)	560
Investments	273	520	-	-	(793)	-
Property, plant and equipment	-	4	384	85	-	473
Biological assets	-	-	7	-	-	7
Employee future benefits	-	-	-	-	-	-
Other long-term receivables	-	26	-	1	-	27
Deferred tax assets	-	(1)	-	22	-	21
	$310	$837	$850	$218	$(1,127)	$1,088

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$-	$-	$5	$3	$(5)	$3
Operating bank loans	-	-	-	2	-	2
Trade, other payables and accrued charges	-	166	321	75	(329)	233
Interest payable	-	8	-	-	-	8
Provisions	-	-	6	-	-	6
Current portion of long-term debt	5	-	-	12	-	17
Liabilities held for sale	-	-	-	-	-	-
	5	174	332	92	(334)	269
Long-term debt	4	237	-	23	(6)	258
Provisions	-	-	20	-	-	20
Employee future benefits	-	143	51	42	-	236
Other long-term liabilities	4	2	2	-	-	8
	13	556	405	157	(340)	791

Shareholders' equity:
Share capital	564	555	668	42	(1,265)	564
Retained earnings (deficit)	(269)	(276)	(223)	17	482	(269)
Accumulated other comprehensive earnings (loss)	2	2	-	2	(4)	2
	297	281	445	61	(787)	297
	$310	$837	$850	$218	$(1,127)	$1,088

TEMBEC Supplemental Information for second quarter 2012	4

TEMBEC INC.
SUPPLEMENTAL INFORMATION

March 24, 2012

Supplemental condensed consolidating financial information

Condensed consolidated statements of comprehensive earnings (loss)

(unaudited)(in millions of Canadian dollars, unless otherwise noted)

	Six months ended March 24, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$1	$677	$139	$(9)	$808
Freight and other deductions	-	-	102	10	(2)	110
Lumber export taxes	-	-	5	-	-	5
Cost of sales (excluding depreciation and amortization)	-	-	564	85	(7)	642
Selling, general and administrative	-	3	31	2	-	36
Share-based compensation	-	1	-	-	-	1
Depreciation and amortization	-	-	19	3	-	22
Other items	(1)	18	(20)	-	-	(3)
Operating earnings (loss)	1	(21)	(24)	39	-	(5)
Interest, foreign exchange and other	-	2	17	1	-	20
Exchange gain on long-term debt	-	(8)	-	-	-	(8)
Net finance costs (income)	-	(6)	17	1	-	12
Earnings (loss) before income taxes and share of results for equity accounting	1	(15)	(41)	38	-	(17)
Income tax expense	-	-	-	13	-	13
Share of results for equity accounting	(31)	(17)	-	-	48	-
Net earnings (loss)	(30)	(32)	(41)	25	48	(30)
Other comprehensive earnings (loss):
Foreign currency translation differences for foreign operations	(5)	(5)	-	(5)	10	(5)
Total comprehensive earnings (loss)	$(35)	$(37)	$(41)	$20	$58	$(35)
Basic and diluted net loss in dollars per share						$(0.30)

TEMBEC Supplemental Information for second quarter 2012	5

TEMBEC INC.
SUPPLEMENTAL INFORMATION

March 24, 2012

Supplemental condensed consolidating financial information

Condensed consolidated statements of comprehensive earnings (loss) (continued)

(unaudited)(in millions of Canadian dollars, unless otherwise noted)

	Six months ended March 26, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$2	$769	$112	$(9)	$874
Freight and other deductions	-	-	114	8	(3)	119
Lumber export taxes	-	-	7	-	-	7
Cost of sales (excluding depreciation and amortization)	-	-	583	78	(6)	655
Selling, general and administrative	(1)	6	29	3	-	37
Share-based compensation	-	10	-	-	-	10
Depreciation and amortization	-	-	22	2	-	24
Other items	-	2	6	-	-	8
Operating earnings (loss)	1	(16)	8	21	-	14
Interest, foreign exchange and other	-	3	19	2	-	24
Exchange gain on long-term debt	-	(11)	-	-	-	(11)
Net finance costs (income)	-	(8)	19	2	-	13
Earnings (loss) before income taxes and share of results for equity accounting	1	(8)	(11)	19	-	1
Income tax expense	-	-	-	6	-	6
Share of results for equity accounting	(5)	2	-	-	3	-
Net earnings (loss)	(4)	(6)	(11)	13	3	(5)
Other comprehensive earnings (loss):
Foreign currency translation differences for foreign operations	2	2	-	2	(4)	2
Total comprehensive earnings (loss)	$(2)	$(4)	$(11)	$15	$(1)	$(3)
Basic and diluted net loss in dollars per share						$(0.05)

TEMBEC Supplemental Information for second quarter 2012	6

TEMBEC INC.
SUPPLEMENTAL INFORMATION

March 24, 2012

Supplemental condensed consolidating financial information

Condensed consolidated statements of cash flows

(unaudited)(in millions of Canadian dollars)

	Six months ended March 24, 2012
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(30)	$(32)	$(41)	$25	$48	$(30)
Adjustments for:
Depreciation and amortization	-	-	19	3	-	22
Net finance costs	-	(6)	17	1	-	12
Income tax expense	-	-	-	13	-	13
Income tax paid	-	-	-	(10)	-	(10)
Excess cash contributions over employee future benefits expense	-	(8)	(7)	(2)	-	(17)
Share of results for equity accounting	31	17	-	-	(48)	-
Other	(1)	34	(37)	-	-	(4)
	-	5	(49)	30	-	(14)
Change in non-cash working capital:
Trade and other receivables	-	28	77	(16)	(109)	(20)
Inventories	-	-	(68)	(1)	-	(69)
Prepaid expenses	-	-	-	(3)	-	(3)
Trade, other payables and accrued charges	1	(72)	(21)	(19)	109	(2)
	1	(44)	(12)	(39)	-	(94)
	1	(39)	(61)	(9)	-	(108)
Cash flows from investing activities:
Additions to property, plant and equipment	-	-	(41)	(10)	-	(51)
Proceeds from sale of net assets	1	3	79	-	-	83
Other	-	-	3	-	-	3
	1	3	41	(10)	-	35
Cash flow from financing activities:
Change in operating bank loans	-	-	65	(2)	-	63
Cash held in trust	-	-	(2)	-	-	(2)
Increase in long-term debt	-	51	-	4	-	55
Repayments of long-term debt	(2)	-	-	(1)	-	(3)
Interest paid	-	(15)	-	-	-	(15)
Other	-	-	-	(1)	-	(1)
	(2)	36	63	-	-	97
	-	-	43	(19)	-	24
Foreign exchange gain on cash and cash equivalents held in foreign currencies	-	-	-	(3)	-	(3)
Net increase (decrease) in cash and cash equivalents	-	-	43	(22)	-	21
Cash and cash equivalents, beginning of period	-	-	40	59	-	99
Cash and cash equivalents, net of bank indebtedness, end of period	$-	$-	$83	$37	$-	$120

TEMBEC Supplemental Information for second quarter 2012	7

TEMBEC INC.
SUPPLEMENTAL INFORMATION

March 24, 2012

Supplemental condensed consolidating financial information

Condensed consolidated statements of cash flows (continued)

(unaudited)(in millions of Canadian dollars)

	Six months ended March 26, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(4)	$(6)	$(11)	$13	$3	$(5)
Adjustments for:
Depreciation and amortization	-	-	22	2	-	24
Net finance costs	-	(8)	19	2	-	13
Income tax expense	-	-	-	6	-	6
Income tax paid	-	-	-	-	-	-
Excess cash contributions over employee future benefits expense	-	(3)	(6)	(1)	-	(10)
Share of results for equity accounting	5	(2)	-	-	(3)	-
Other	-	13	(16)	(1)	-	(4)
	1	(6)	8	21	-	24
Change in non-cash working capital:
Trade and other receivables	3	-	21	(11)	(2)	11
Inventories	-	-	(55)	1	-	(54)
Prepaid expenses	-	(1)	(1)	-	-	(2)
Trade, other payables and accrued charges	-	16	5	(22)	2	1
	3	15	(30)	(32)	-	(44)
	4	9	(22)	(11)	-	(20)
Cash flows from investing activities:
Additions to property, plant and equipment	-	-	(9)	(6)	-	(15)
Proceeds from sale of net assets	-	-	-	-	-	-
Other	-	-	2	-	-	2
	-	-	(7)	(6)	-	(13)
Cash flow from financing activities:
Change in operating bank loans	-	-	-	1	-	1
Cash held in trust	-	-	-	-	-	-
Increase in long-term debt	-	-	-	1	-	1
Repayments of long-term debt	(2)	-	-	(1)	-	(3)
Interest paid	-	(9)	-	-	-	(9)
Other	-	-	-	(2)	-	(2)
	(2)	(9)	-	(1)	-	(12)
	2	-	(29)	(18)	-	(45)
Foreign exchange gain on cash and cash equivalents held in foreign currencies	-	-	-	-	-	-
Net increase (decrease) in cash and cash equivalents	2	-	(29)	(18)	-	(45)
Cash and cash equivalents, beginning of period	-	-	24	44	-	68
Cash and cash equivalents, net of bank indebtedness, end of period	$2	$-	$(5)	$26	$-	$23

TEMBEC Supplemental Information for second quarter 2012	8